

Jake Fackrell · 3rd

COO at glassFROGG

Salt Lake City Metropolitan Area ·

[Contact info](#)

500+ connections

🔒 Message   (More)

 **glassFROGG**

 **Brigham Young University**

Experience



COO

glassFROGG

May 2017 – Present · 4 yrs 3 mos

Orem, Utah

The rising cost of healthcare is the number one crisis in America. glassFROGG has created an affordable healthcare marketplace with its patent pending, crowdsourcing free app.

 **glassFROGG --**
Together we can mak...



Founder & CEO

Domega, Inc.

Nov 2005 – May 2017 · 11 yrs 7 mos

American Fork, Utah

We want to democratize data for people everywhere in order to help them create abundance.

Domega is the world leader of data aggregation, fil ...see more

Advisor

JUVE International, LLC

Oct 2010 – Oct 2013 · 3 yrs 1 mo

Draper, Utah

Juve Maqui Juice is a 100% natural supplemental beverage made with pure maqui berries naturally high in antioxidants handpicked from the hills of Patagonia, Chile.

Advisor

Axle Grab, Inc.

Jun 2011 – Jan 2013 · 1 yr 8 mos

Greater Salt Lake City Area

Salvage car broker

Consultant

Marketecture

2007 – Dec 2010 · 3 yrs

Show 2 more experiences ⌄

Education



Brigham Young University

MBA, Business

2002 – 2004

Volunteer experience

Missionary

The Church of Jesus Christ of Latter Day Saints

Dec 1991 – Dec 1993 · 2 yrs 1 mo

Social Services

I was a missionary for the Church of Jesus Christ of Latter Day Saints in Vina Del Mar Chile for two years. I learned how to speak with the Chilean people in their native tongue of Spanish. I taught the people about the Gospel of Jesus Christ and I served in their communities for several hours each week helping them build homes, learn English, and help them with anything else they needed.

Volunteer Home Builder

Families Helping Families
Dec 2012 – Present • 8 yrs 8 mos
Poverty Alleviation

My family and I have volunteered to help this organization build homes in Mexico for those who live in poverty. We have gone twice and have assisted in building six homes. We plan to go back. The experience is extremely rewarding.

Skills & endorsements

Leadership · 61

 Endorsed by **Jared Swain, who is highly skilled at this**

 Endorsed by **9 of Jake's colleagues at Landvoice**

Lead Generation · 61

Endorsed by **Cameron Urry, who is highly skilled at this**

 Endorsed by **7 of Jake's colleagues at Landvoice**

Entrepreneurship · 51

Endorsed by **Bryan L. Welton, Jr. and 1 other who is highly skilled at this**

 Endorsed by **10 of Jake's colleagues at Landvoice**

Show more ⌄





